Via EDGAR

July 9, 2024

Mr. William Demarest

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DT Cloud Star Acquisition Corporation (CIK No. 0002017950)
Response to the Staff’s Comments on
Amendment No. 1 to Registration Statement on Form S-1
Filed June 7, 2024 (File No. 333-278982)

Dear Mr. Demarest, Ms. Monick, Mr. Park and Ms. Lippmann,

On behalf of our client, DT Cloud Star Acquisition Corporation, a blank check company incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 18, 2024 on the Company’s first amendment to the registration statement on Form S-1 filed on June 7, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing the amendment No. 2 to the Registration Statement (the “Amendment No. 2”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Amendment No. 2, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Responses to the comments contained in the Staff’s letter dated June 18, 2024

Financial Statements, page F-1

1.	Please update your filing to include interim financial statements as of a date no more than 134 days before the effective date of the registration statement.

In response to the Staff’s comment, the Company has included the interim financial statements as of and for the three months ended March 31, 2024 (page F-1 to F-14).

***

If you have any questions regarding the Amendment No. 2, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Bian Fan, Chairperson of the Board of Directors and Chief Executive Officer, DT Cloud Star Acquisition Corporation

K. Ronnie Li, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Huan Lou, Esq., Sichenzia Ross Ference Carmel LLP

David B. Manno, Esq., Sichenzia Ross Ference Carmel LLP

William Schmitt, UHY LLP